WorldGate Communications, Inc.
3190 Tremont Avenue
Trevose, PA 19053
(215) 354-5100

August 21, 2007

VIA FACSIMILE AND EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	WorldGate Communications, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed August 20, 2007
File No. 333-143323

Dear Mr. Spirgel:

WorldGate Communications, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (File No. 333-143323) (the “Registration Statement”) be accelerated to 10:00 a.m. on Wednesday, August 22, 2007, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please inform Walter J. Mostek, Jr., (610) 933-2233, of Drinker Biddle & Reath LLP when the Registration Statement is declared effective.

Very truly yours,

WORLDGATE COMMUNICATIONS, INC.

By:	/s/ Randall J. Gort
Randall J. Gort
Chief Legal Officer and Secretary